November 16, 2010

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3030

Washington, DC 20549

Attn: Michelle Acco

Re:	Phosphate Holdings, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1 filed on October 14, 2008
SEC File No. 333-154179

Ms. Acco:

Pursuant to Rule 477 of Regulation C promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Phosphate Holdings, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement has not been declared effective and the Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (601) 898-9004 or Joseph E. Dudek, Esq. of Butler Snow O’Mara Stevens & Cannada, PLLC, counsel to the Registrant, at (901) 680-7200.

Respectfully Submitted,

PHOSPHATE HOLDINGS, INC.

By:	/s/ Timothy R. Cantrell
Timothy R. Cantrell
Chief Financial Officer